

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

October 16, 2009

John J. Longino, Chief Financial Officer
Alesco Financial Inc.
Cira Centre
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

> **Re: Alesco Financial Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-4**
> **File No. 333-159661**
> **Filed September 30, 2009**

Dear Mr. Longino:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Your cover page is dense and appears to include more information than is required by Item 501 of Regulation S-K. Also some of the information is repeated in the summary. Please revise and reorganize your cover page to highlight the information that is key to your shareholders' investment decisions. Please remove the information that is not required by Item 501 of Regulation S-K or is not key to an investment decision off the cover page of the prospectus.

Unaudited Comparative Per Share Data, page 33

2.   We note your response to comment 5 of our letter dated September 21, 2009.
        Please additionally revise to include equivalent pro forma per share data for
        Cohen, as required by Item 3(f) of Form S-4.

Opinion of AFN's Financial Advisor, page 94

3.   We note your response to comment 12 of our letter dated September 21, 2009 and
        the revised disclosure on page 98. The prior comment requested a discussion of
        the important assumptions used in this section and the bases for such figures.
        Please revise your disclosure accordingly.

Results of Operations – AFN

For the Six-Month Period Ended June 30, 2009, page 181

4.   On page 182, we note the disclosure that related party management compensation
        was $6.9 million the six months ended June 30, 2009. We further note that the
        company only incurred $0.2 million in base and incentive management fees.
        Please revise to clarify the makeup of the compensation that makes up the
        difference between related party management compensation and base and
        incentive management fees.

Overcollateralization and Other Credit Enhancement Tests, page 193

5.   In this subsection, please revise to match up your disclosure with the table on
        page 147 so that investors can place the disclosure into context.

MBS, page 193

6.   We note the disclosure here that the Kleros Real Estate I, II and IV have
        experienced events of default and that the controlling class debt holders of those
        CDOs have not exercised their right to liquidate. Please revise to discuss how a
        liquidation would affect AFN.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of Cohn Brothers, LLC, page 221

Equity Based Compensation, page 226

7.   We note your response to our prior comment 16. If you relied on a third party
        expert for the valuations, you may need to revise to name the expert and include
        the consent of the independent valuation firm as an exhibit to the registration

statement. Please refer to Securities Act Rule 436 and Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Please revise or advise.

Consolidated Statements of Cash Flows for the Six-Month Period Ended June 30, 2009, page F-51

8.   We note your response to our prior comment 21. Please expand your disclosure in your footnotes to specifically state your accounting policy for your real estate owned including your classification as held for sale. Also disclose your accounting policy for classification of proceeds from sales of real estate owned in your statements of cash flows.

Cohen Brothers, LLC Financial Statements

7. Goodwill, page F-118

9.   We note your response to our prior comment 23. You state that Cohen does not consider Strategos as an operating segment because the chief operating decision maker primarily reviews financial information and makes decisions about resource allocation at the asset management level. Specifically, we note that you use the term "primarily"; please further explain the information reviewed by the chief operating decision maker. Tell us whether the operating results of Strategos are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to Strategos and assess its performance. In addition, if Strategos were considered an operating segment, please tell us whether there are components of Strategos that would be considered reporting units under paragraph 30 of SFAS No. 142.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Jonathan Wiggins at (202) 551-3694 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Darrick M. Mix, Esq.
        Duane Morris LLP